SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Synchrony Financial
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87165B103
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87165B103	13G	Page 2

1	NAMES OF REPORTING PERSONS
General Electric Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0* (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0* (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%* (See Item 4)

12	TYPE OF REPORTING PERSON
CO; HC

*Includes all shares of common stock of the Issuer beneficially owned by Power Holding LLC (formerly known as GE Consumer Finance, Inc.).

CUSIP No. 87165B103	13G	Page 3

1	NAMES OF REPORTING PERSONS
Power Holding LLC (formerly known as GE Consumer Finance, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (See Item 4)

12	TYPE OF REPORTING PERSON
OO

Item 1(a).	Name of Issuer:

Synchrony Financial (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

777 Long Ridge Road, Stamford, Connecticut  06902

Item 2(a).	Name of Person Filing:

This statement is being filed by each of:

General Electric Company (“GE”)
Power Holding LLC (formerly known as GE Consumer Finance, Inc.) (“PHLLC”)

PHLLC is a wholly-owned subsidiary of GE.

GE and PHLLC are referred to herein collectively as the “Reporting Persons”.

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of GE is located at 3135 Easton Turnpike, Fairfield, CT 06828.  The principal business office of PHLLC is located at c/o GE Power & Water, 4200 Wildwood Parkway 5-8C-01, Atlanta, GA 30339-8402.

Item 2(c).	Citizenship:

GE is a New York corporation.  PHLLC is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:

Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number:

87165B103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d) ☐	Investment company registered under Section 8 of the Investment Company Act

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j) ☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2015, are incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2016

GENERAL ELECTRIC COMPANY

By:	/s/ Jonas Svedlund
Name: Jonas Svedlund
Title: Attorney-in-fact

POWER HOLDING LLC*

By:	/s/ Mark Mellana
Name: Mark Mellana
Title: Manager

* formerly GE Consumer Finance, Inc.

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated February 10, 2016, by and among the Reporting Persons

2	Power of Attorney (General Electric Company), incorporated by reference to Exhibit 24.1 to the Form 4 filed by the Reporting Persons with the SEC on November 19, 2015, with respect to the Issuer.